UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-34502

CUSIP Number: 36117V303

(Check one):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future FinTech Group Inc.

Full Name of Registrant

N/A

Former Name if Applicable

Americas Tower, 1177 Avenue of The Americas, Suite 5100

Address of Principal Executive Office (Street and Number)

New York, NY 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Future FinTech Group Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company’s financial statements in time for filing. The Company anticipates filing its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hu Li	888	622-1218
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Future FinTech Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2025	By:	/s/ Hu Li
Hu Li
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Significant Changes in Results of Operations

We anticipate reporting the following significant changes in the results of operations from the same period of the last fiscal year:

Revenue

The following table presents our consolidated revenues for the three months ended March 31, 2025 and 2024, respectively:

	Three months ended March 31,		Change
	2025	2024	Amount	%
Supply Chain Financing/Trading	477,792	441,764	36,028	8.16%
Others	413,359	237,425	175,934	74.10%
Total	$891,151	$679,189	$211,962	31.21%

The increase in revenue for the three months ended March 31, 20245 was primarily due to more revenue from others, as mainly due to the increased debt recovery consulting service fee as well as U.S. dollar bond service income of approximately $0.18 million.

Supply chain financing/trading increased $36,028 from $0.44 million for the three months ended March 31, 2024 to $0.48 million for the same period of 2025. It was due to the Company sold more bulk goods with ownership than as an agent.

Gross Profit and Margin

Overall gross profit increased to $0.41 million for three months ended March 31, 2025 from $0.28 million for the same period of 2024. The increase is mainly due to the increase of gross profits from others which is in line with the increase of revenues during the first quarter of 2025. Overall gross margin as a percentage of revenue was 46.38% for the three months ended March 31, 2025, an increase of 12.37% from 34.01% for the same period of last fiscal year, mainly due to increase in profit margin for debt recovery consulting service fee as well as U.S. dollar bond service.

Operating Expenses

	First quarter of 2025		First quarter of 2024
	Amount	% of revenue	Amount	% of revenue
General and administrative	$1,579	177.22%	$1,191	175.41%
Stock compensation expense	1,085	121.77%	-	%
Selling expenses	192	21.55%	267	39.32%
Bad debt provision	28,369	3183.95%	719	105.89%
Total operating expenses	$31,225	3504.49%	$2,177	320.62%

General and administrative expenses increased by $0.39 million, or 32.63%, to $1.58 million for the three months ended March 31, 2025 from $1.19 million for the same period of last fiscal year. The increase in general and administrative expenses was mainly due to increased consulting fee during the three months ended March 31, 2025.

Stock compensation expense was $1.09 million for the three months ended March 31, 2025. On March 10, 2025, the Compensation Committee of the Board of Directors of the Company granted 500,000 shares of common stock of the Company, par value $0.001, pursuant to the Company’s 2024 Omnibus Equity Plan, to certain officers and employees of the Company and its subsidiaries (the “Grantees”). As the closing price of the Company stock was $2.17 on March 10, 2025, the Company recorded an expense of $1.09 million in the third quarter of fiscal year 2024. As of the date of this report, the Shares have been issued to the Grantees. The stock price and share numbers have been adjusted based on the one for ten reverse split effected in April 2025.

Selling expenses decreased by $0.08 million during the three months ended March 31, 2025, compared to the same period of last fiscal year. The decrease in selling expenses was mainly due to decreased employee bonuses.

Bad debt provision increased by $27.65 million during the three months ended March 31, 2025, compared to the same period of last fiscal year. The increase was due to provision for bad debts on related party receivables in connection with the disposal of a subsidiary in 2025.

Other Income (Expense), Net

Other expenses, net decreased by $1.64 million to positive $0.20 million for the three months ended March 31, 2025 from $1.44 million in the same period of the last fiscal year, primarily due to legal fees of litigation with FT Global in 2024.

Net loss from continue operation

Net loss from continue operation increased by $27.26 million from $3.34 million for the three months ended March 31, 2024 to $30.60 million for the same period of 2025 mainly due to the increase in operating expenses, as discussed above.

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